# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 10/16/2025
Amends the filing with accession number 0001829126-25-006736
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston Churchill San Francis, Paitilla Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- David E. Lazar (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 1,502,080; shared voting power 0; sole dispositive power 1,502,080; shared dispositive power 0; aggregate amount beneficially owned 1,502,080 (19.99% of the class)
  Comment: The amount reflected under "Sole Dispositive Power" consists of 1,502,080 shares of the Issuer's Common Stock, $0.01 par value per share (the "Common Stock") that are issuable upon conversion of the Issuer's Series D Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Stock"), but does not include 4,885,920 shares of Common Stock issuable upon conversion of the Series D Preferred Stock that are convertible within 60 days because the conversion of such shares of Series D Preferred Stock are subject to a 19.99% beneficial ownership limitation. Further, the percentage reflected under "Percent of Class Represented by Amount in Row (11)" assumes that the Purchasers have not exercised the Series D Preferred Stock they acquired in the October 2025 Transactions (each as defined herein). Following such conversion, the Reporting Person's ownership percentage will be approximately 5%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

Following the October 2025 Transactions (as described in Item 6 below), the Reporting Person owns 39,925 shares of Series D Preferred Stock. The aggregate purchase price of the 39,925 shares of Series D Preferred Stock directly beneficially owned by the Reporting Person is approximately $319,400.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The October 2025 Purchase Agreement (as defined in Item 6 below) contains customary representations, warranties and agreements of the parties, as well as certain limitations and conditions, indemnification rights and other obligations. On October 9, 2025, in connection with his entry into the October 2025 Purchase Agreement, the Reporting Person resigned as Chief Executive Officer and director of the Issuer, to be effective upon the release of the Escrow Funds from the Escrow Agent (each as defined in the October 2025 Purchase Agreement) to the Reporting Person pursuant to the October 2025 Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares owned by the Reporting Person is based upon 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.

As of the close of business on October 16, 2025, the Reporting Person beneficially owned 1,502,080 Shares.

Percentage: Approximately 19.99%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 1,502,080

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,502,080

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 9, 2025, the Reporting Person entered into a Securities Purchase Agreement (the "October 2025 Purchase Agreement") with R01 Fund LP ("R01 LP") and Framework Ventures IV L.P. ("Framework" and together with R01 LP, the "Purchasers") pursuant to which the Purchasers agreed to acquire from the Reporting Person all of the Reporting Person's right, title and interest in (i) an aggregate of 441,325 shares of Series D Preferred Stock for $9,850,000 and (ii) the rights and obligations to purchase 268,750 shares of Series E Preferred Stock for an additional $2,150,000 payable to the Issuer (the "October 2025 Transactions"). The closing of the transactions contemplated by the October 2025 Purchase Agreement was subject to the approval by the Issuer's stockholders of proposals 5 and 9 set forth in the Issuer's Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on September 23, 2025, which approval was obtained at the Issuer's 2025 Annual Meeting of Stockholders on October 16, 2025 (the "Annual Meeting"), as well as certain other customary closing conditions. The Purchasers have the ability to waive such closing conditions. In connection with the October 2025 Purchase Agreement, the Issuer agreed to perform its covenants and obligations pursuant to the SPA dated as of August 19, 2025. The Preferred Stock remains subject certain conversion limitations as previously disclosed. Following the conclusion of the Annual Meeting, the Reporting Person entered into an agreement with the Poplar Entities pursuant to which the Voting Agreement was terminated.

Following the consummation of the October 2025 Transactions, the Reporting Person (i) retains an aggregate of 39,925 shares of Series D Preferred Stock, convertible into 6,388,000 shares of the Issuer's Common Stock (subject to a beneficial ownership limitation) and (ii) no longer holds any shares of Series E Preferred Stock. The Reporting Person's ownership percentages reflected in this Amendment No. 1 assume that the Purchasers have not exercised the Series D Preferred Stock they acquired in the October 2025 Transactions. Following such conversion, the Reporting Person's ownership percentage will be approximately 5%.

The foregoing description of the October 2025 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2025 Purchase Agreement, which is filed as an exhibit to this Amendment No. 1, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Securities Purchase Agreement, dated as of October 9, 2025, by and among the Reporting Person, R01 Fund LP and Framework Ventures IV L.P.

## Signatures
- David E. Lazar: /s/ David E. Lazar, David E. Lazar (10/17/2025)